UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13664

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PMI Group, Inc. Savings and Profit-Sharing Plan

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The PMI Group, Inc.
601 Montgomery Street
San Francisco, CA 94111

REQUIRED INFORMATION

Item 4.

a.  The financial statements of The PMI Group Inc. Savings and Profit-Sharing Plan (also known as The PMI Group, Inc. 401(k) Plan) as of December 31, 2001 and 2000 and for the years then ended including: the statements of net assets available for benefits (modified cash basis), the statements of changes in net assets available for benefits (modified cash basis), and supplemental schedule of assets held for investment purposes as of December 31, 2001, are contained in Exhibit 1 to this Annual Report.

b.  Consent of Ernst & Young LLP, independent auditors, is contained in Exhibit 2 to this Annual Report.

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PMI GROUP, INC. SAVINGS AND PROFIT-SHARING PLAN

By:	/s/ JOHN M. LORENZEN, JR.
John M. Lorenzen, Jr. Executive Vice President Chief Financial Officer

Date: June 28, 2002

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